# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SENSIENT TECHNOLOGIES CORP, CIK 0000310142
CUSIP: 81725T100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 777 EAST WISCONSIN AVENUE, MILWAUKEE, Wisconsin (WI), 53202-5304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-077900
Filed by CIK 0001976998

## Reporting persons
- Winder Pte. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 6,304,914; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,304,914 (14.9% of the class)
- Winder Investment Anstalt: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); sole voting power 0; shared voting power 6,304,914; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,304,914 (14.9% of the class)
- Winder Anstalt: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); sole voting power 0; shared voting power 6,304,914; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,304,914 (14.9% of the class)
- Haldor Foundation: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); sole voting power 0; shared voting power 6,304,914; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,304,914 (14.9% of the class)
- Freemont Capital Pte Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 6,304,914; shared dispositive power 0; aggregate amount beneficially owned 6,304,914 (14.9% of the class)

## Item 1. Issuer
Name of issuer: SENSIENT TECHNOLOGIES CORP
Address of issuer's principal executive offices: 777 EAST WISCONSIN AVENUE, MILWAUKEE, WI, 53202-5304.

## Item 2. Person Filing
Name of person filing:
Name of Person Filing:
Winder Pte. Ltd.
Winder Investment Anstalt
Winder Anstalt
Haldor Foundation
Freemont Capital Pte. Ltd.
(collectively the "Reporting Persons")
Address of principal business office or, if none, residence:
Winder Pte. Ltd.
#19-01A 6 Battery Road
Singapore 049909

Winder Investment Anstalt
Zollstrasse 16
9494 Schaan
Liechtenstein

Winder Anstalt
Zollstrasse 16
9494 Schaan
Liechtenstein

Haldor Foundation
Zollstrasse 16
9494 Schaan
Liechtenstein

Freemont Capital Pte. Ltd.
#19-01A 6 Battery Road
Singapore 049909
Citizenship:
Winder Pte. Ltd. - Singapore private company
Winder Investment Anstalt - Liechtenstein establishment
Winder Anstalt - Liechtenstein establishment
Haldor Foundation - Liechtenstein foundation
Freemont Capital Pte. Ltd. - Singapore private company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,304,914 shares
Percent of class: 14.9%. Such percentage is based upon 42,360,785 outstanding shares of Common Stock of the Issuer as of October 23, 2024, as reported in the Issuer's Quarterly Report filed on Form 10-Q with the SEC on November 5, 2024.
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 6,304,914 shares
Sole power to dispose or to direct the disposition: 6,304,914 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.2 Amended and Restated Joint Filing Agreement

## Signatures
- Winder Pte. Ltd.: /s/ Sharon Yam Kwai Ying, Sharon Yam Kwai Ying - Director (02/14/2025)
- Winder Pte. Ltd.: /s/ Iqbal Jumabhoy, Iqbal Jumabhoy - Director (02/14/2025)
- Winder Investment Anstalt: /s/ Barbara Walch, Barbara Walch - Member of the board of directors (02/14/2025)
- Winder Investment Anstalt: /s/ Peter Prast, Peter Prast - Member of the board of directors (02/14/2025)
- Winder Anstalt: /s/ Barbara Walch, Barbara Walch - Member of the board of directors (02/14/2025)
- Winder Anstalt: /s/ Peter Prast, Peter Prast - Member of the board of directors (02/14/2025)
- Haldor Foundation: /s/ Barbara Walch, Barbara Walch - Member of the board of directors (02/14/2025)
- Haldor Foundation: /s/ Peter Prast, Peter Prast - Member of the board of directors (02/14/2025)
- Freemont Capital Pte Ltd: /s/ Sharon Yam Kwai Ying, Sharon Yam Kwai Ying - Director (02/14/2025)
- Freemont Capital Pte Ltd: /s/ Iqbal Jumabhoy, Iqbal Jumabhoy - Director (02/14/2025)